

January 12, 2011

Paul Herendeen
Executive Vice President and Chief Financial Officer
Warner Chilcott plc
Unit 19 Ardee Business Park
Hale Street
Ardee, Co. Louth,
Ireland

    **Re:    Warner Chilcott plc**
           **Form 10-K for the Fiscal Year Ended December 31, 2009**
           **Filed March 1, 2010**
           **File No. 000-53772**

Dear Mr. Herendeen:

      We have reviewed your December 16, 2010 response to our December 2, 2010 letter and have the following comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 1 Business
Research and Development
Product Pipeline, page 11

1.  Please refer to your response to comment two.  Please revise your disclosure to clarify that research and development expenses allocable to individual projects are not material to net income/loss for each period presented.  Additionally, we continue to believe that many of the points from your responses dated December 16, 2010 and November 12, 2010 would improve your disclosure. As such, disclose the cost for each period by therapeutic class, and provide an estimate of the cost to complete these projects.  To the extent that this information is not indicative of the future or is not known, please provide

additional disclosure to clarify.

2.  Please refer to your response to comment three.  As previously requested in our letter dated August 12, 2010, please disclose your criteria for deeming a project or group of related projects significant, including the qualitative and quantitative factors you considered in making this determination.  We believe that this information will help an investor understand the basis for determining how the company deems a product to be material.

     You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the comments.  In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

     Sincerely,

     Jim B. Rosenberg
     Senior Assistant Chief Accountant